

September 11, 2013

Via E-mail
You-Su Lin
Interim Chief Executive Officer
China Hydroelectric Corporation
2105A, Ping'an International Financial Center
No. 3 South Xinyuan Street
Chaoyang District, Beijing
People's Republic of China 100027

> **Re: China Hydroelectric Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 28, 2013**
> **File No. 001-34609**

Dear Dr. Lin:

We have reviewed your response submitted on August 29, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 117

1. We note your responses to comments 4 and 5 in our letter dated August 1, 2013. Please also revise to include your proposed disclosure and sensitivity analysis as part of your discussion of interest rate risk within Item 11.

You-Su Lin
China Hydroelectric Corporation
September 11, 2013
Page 2

<u>Item 17. Financial Statements</u>

<u>12. Accrued Expenses and Other Current Liabilities, page F-40</u>

<u>16. Other Non-Current Liabilities, page F-50</u>

2. We note your response to comment 16 in our letter dated August 1, 2013. Please tell us when you believe the relevant taxation authorities would expect settlement related to these unrecognized tax benefits assuming none of the factors you identified in your previous response that would impact your expected timing of the settlement were present. Additionally, please explain in detail why the factors you describe in your previous response contributing to your apparent inability to make a payment should dictate the current versus non-current presentation without regard to when the amounts would be due to relevant taxation authorities.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Scott Powell
             China Hydroelectric Corporation
             Via E-mail